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TENET HEALTHCARE CORPORATION

(Name of Registrant as Specified in Its Charter)

TENET SHAREHOLDER COMMITTEE, L.L.C.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY, SUBJECT TO COMPLETION

DEFINITIVE COPY INTENDED TO BE RELEASED
TO SECURITY HOLDERS ON OR ABOUT SEPTEMBER 4, 2000

PROXY STATEMENT OF THE

TENET SHAREHOLDER COMMITTEE, L.L.C.
IN CONNECTION WITH
A SHAREHOLDER SOLICITATION REGARDING
THE ELECTION OF DIRECTORS

August 18, 2000

      M.  Lee Pearce, M.D. and the Tenet Shareholder Committee, L.L.C. (together, the “Committee”) furnish this Proxy Statement in connection with the solicitation of proxies for use at the Annual Meeting (the “Annual Meeting”) of shareholders of Tenet Healthcare Corporation (“Tenet” or the “Company”) to be held at 9:30 a.m. local time on October 11, 2000, at the Regent Beverly Wilshire Hotel in Beverly Hills, California, or at any postponement or rescheduling. Copies of the Proxy Statement and form of proxy are being mailed by the Committee to shareholders on or about August 28, 2000. The mailing address of the Company’s principal executive offices is: Tenet Healthcare Corporation, 3820 State Street, Santa Barbara, California 93105.

      The sole member of the Tenet Shareholder Committee is M. Lee Pearce, M.D. Dr. Pearce, along with Michael E. Gallagher, Ambassador Joseph M. Rodgers, and Claire S. Farley (all of whom are candidates for director), may be deemed participants in this solicitation.

Dear Fellow Tenet Shareholders:

      The Committee is soliciting your proxies to elect its nominees to the Board of Directors of Tenet. The Committee seeks your support because it is concerned about the future of the investment of Tenet shareholders and the capability of the current directors and management to make that investment prosper.

REASONS FOR ELECTING THE COMMITTEE’S NOMINEES

      Despite a strong market position, and the longest bull market in American history, Tenet shareholders over the last three years have seen only a small appreciation in their investment. Tenet is the nation’s second largest acute care hospital company, with 110 hospitals and annual revenue in excess of $11 billion, yet the closing price of the common stock of Tenet on August 17, 2000 was only $4.38 higher than the $26.50 per share price of Tenet’s April 17, 1997 secondary offering. This represents an annual rate of return of only 4.69 percent.

      The Committee believes that its nominees for director offer the fresh perspective, experience and judgment that Tenet shareholders need to enhance the value of their investment. M. Lee Pearce, M.D. and Michael E. Gallagher have extensive experience in the operation of hospitals and other health care businesses. Ambassador Joseph M. Rodgers managed a successful construction business specializing in hospital construction before devoting himself to public service as the United States Ambassador to France and is currently Chairman of an investment firm. He has considerable experience as a director of public companies. Claire S. Farley has a successful record in the petroleum industry and now heads a company offering medical diagnosis software and chronic condition management tools over the internet.

      In the Committee’s view, the Company’s financial performance, executive compensation policies and corporate governance practices, discussed below, reflect entrenched directors and management, and the Company needs new blood at the most senior level. The Committee believes that the experience of these nominees will help revitalize Tenet.

      Because of the Company’s staggered system of electing directors, only a minority of the director positions are subject to election at the Annual Meeting, not the entire Board. At the time the Committee notified the

Company of its nominees on July 6, 2000, the terms of four directors were expected to expire at the Annual Meeting, and the Committee nominated Dr. Pearce, Mr. Gallagher, Ambassador Rodgers, and Ms. Farley. The Company’s Proxy Statement, dated August 15, 2000, stated that, on July 26, 2000, the Board reduced its size by one to 10 directors and that the terms of only three directors would expire at the Annual Meeting. If this reduction in the size of the Board is ultimately determined to be appropriate and lawful, the Committee’s nominees are Dr. Pearce, Mr. Gallagher, and Ambassador Rodgers, and Ms. Farley’s nomination will be withdrawn. If four director positions are subject to election, the Committee’s nominee for the fourth position is Ms. Farley.

      The Committee’s concerns about Tenet fall into three general categories. The Committee believes that:

(1) the Company’s financial performance has been poor (see pages 2 to 4 below);

(2) Tenet has a bloated corporate staff and its executive compensation is exorbitant (see page 4 below); and

(3) the Company has poor corporate governance practices (see pages 4 and 5 below).

Poor Financial Performance

      The Committee’s foremost concern is its belief that the Company is in poor economic condition. Under the current directors, Tenet has excessive debt rated below investment grade. Its financial performance has been and continues to be substantially worse than the performance of the other companies included in Tenet’s own Hospital Management Index (the “Index”), the benchmark by which the Company judges its executives’ performance.(1) The Index includes: HCA — The Healthcare Company (HCA), Health Management Associates, Inc. (HMA), Quorum Health Group, Inc. (QHGI), Universal Health Services, Inc. (UHS), and Tenet. In many respects, Tenet is the worst performer of all the companies in the Index and is in some economic distress. In particular, based on the 1999 actual results for all companies in the Index and, for 2000, the actual results of Tenet and the estimated results for the remaining companies(2):

•	Tenet had the worst return on assets in fiscal years ended May 31, 1997, 1999, and is on track to repeat this feat in fiscal 2000 (estimated).

•	Tenet’s 1999 return on equity was the lowest. Fiscal 2000 results show little improvement, with a mediocre 7.6% return on average equity.

•	Tenet’s profit margins for earnings before interest, taxes, depreciation, and amortization (“EBITDA”) peaked in fiscal 1996 and have declined steadily ever since, declining once again in fiscal 2000 to the lowest level since current management assumed control of the company.

•	Tenet’s leverage is the highest. From fiscal 1995 through fiscal 2000 (estimated), Tenet has maintained the highest level of debt to equity of any company in the Index. Tenet did so even though current management announced plans, in 1995, to reduce the debt to equity ratio to 1 to 1 over the following three years without selling assets. In fiscal 1999 the Company reported debt of 1.66x equity, compared to 1.15x equity for the industry’s largest company, HCA. Based on the most recently reported quarterly information for all companies in the Index, Tenet continued to have the highest debt to equity ratio.

---------------

(1)	The Hospital Management Index is described on page 26 of the Company’s Definitive Proxy Statement filed August 15, 2000.

(2)	Projected year 2000 results for the other companies in the Index are noted parenthetically as “(estimated).” The Balanced Budget Act of 1997 (“BBA”) has placed limitations on, and in some cases reduced, payments to health care providers for a broad spectrum of health care services paid for by government programs. The BBA has significantly impacted the financial results of all health care providers. However, companies with urban hospitals have been affected to a greater degree than companies with rural hospitals due to provisions of the BBA that favor rural providers. Of the companies in the Index, Tenet and HCA have been the most impacted by the BBA with respect to earnings as a percent of revenue, followed by UHS, QHGI and HGA.

•	From 1995 to 1999, Tenet also had the highest level of debt to EBITDA. After reaching a low of 2.96x EBITDA in fiscal 1996, this ratio has risen steadily under current management to 3.46x EBITDA in fiscal 1999. The Company’s total debt/ EBITDA for fiscal 2000 is once again on track to be among the highest in the Index (estimated), even after Tenet sold or closed 20 under-performing hospitals.

•	As a result of Tenet’s heavy leverage, its interest coverage (EBITDA/interest) is the lowest. Tenet covered interest by just 3.8x EBITDA in fiscal 1999, compared to 38x for HMA, nearly 10x for UHS, over 6x for HCA, and 4.7x for QHGI. After selling or closing 20 under-performing hospitals in fiscal 2000 and reporting results that Tenet’s chief executive described as “very successful” (Press Release, July 26, 2000), Tenet’s interest coverage rose to only 4.0x, which we estimate will still be the Index’s worst performance.

•	Tenet’s long-term debt is not investment grade and, from fiscal 1997 through 1999, the average cost of its long-term debt was the highest. In fiscal 1999, Tenet paid an average of 7.90% on its debt, compared to 7.14% for HCA and 6.36% for UHS. Tenet’s cost of debt was 0.76% higher than HCA’s. That difference cost Tenet approximately $47 million more in interest cost in 1999. Tenet’s average cost of debt in fiscal 2000 rose to 7.91%.

•	The Tenet Board of Directors turned the Company over to current management at the end of fiscal 1993 with $1.75 billion in equity, yet, in the past seven years, the Company has written off $2.16 billion after-tax. Since fiscal 1994, Tenet took pre-tax charges of $1.77 billion, equivalent to an after-tax charge of $1.06 billion. The Company also took $207 million in after-tax charges unrelated to exiting the psychiatric business and another $888 million in discontinuing that business.

•	Tenet’s 1999 cash flow from operations was the lowest in the Index as a percent of revenue, and we believe the Company will remain the lowest in fiscal 2000 (estimated). After capital expenditures, Tenet produces almost no free cash. According to Adam T. Feinstein of Lehman Brothers, “Tenet, unfortunately, has not generated any free cash flow over the last four years ....” (Wall Street Transcript, July 3, 2000.) In fiscal 1997, 1998, and 1999, the Company actually had negative cash flow after capital expenditures. Tenet produces less free cash than any other company in the Index.

•	In the Committee’s view, part of the reason for the lack of cash generation is poor accounts receivable management. Over the past three years (fiscal 1997 through 2000), Tenet has seen its accounts receivable days increase by 23.6 days. For a company with $11.414 billion in revenue, 23.6 days equate to a cash need of about $738 million. At Tenet’s average borrowing cost of 7.91%, this increase costs shareholders roughly $35 million after tax, or $0.11 per share in annual earnings.

•	In the Committee’s view, Tenet has failed to comply with its accounting and SEC obligation to provide separate financial reporting and descriptive information for all of the Company’s operating segments. In particular, Tenet should provide segment reporting information for its physician practice business, which has been the source of losses, impairment charges, and write-offs of hundreds of millions of dollars since fiscal 1996. We believe that although management has detailed information showing that Tenet’s physician practice business has been and is a material drag on the Company’s economic performance, management has improperly withheld that information from shareholders.

•	According to an article in the May/ June 2000 issue of “House Counsel,” the Company has significant “legal entanglements” that have required it to maintain “a $60 million a year legal budget” and utilize the services of “more than 700” outside law firms in addition to some 28 internal lawyers. (Michael Jonathan Grinfeld, Intensive Care, HOUSE COUNSEL, at 29 (May/June 2000)). The Company has not disclosed the portion of its legal budget dedicated to the Company’s potential legal liabilities.

•	Among the hundreds of lawsuits pending against the Company is United States ex rel. Scott v. Tenet, Case No. 96-5176CBB (C.D. Cal.), in which the relator, a former federal prosecutor, is seeking $150 million from Tenet for its allegedly defrauding Medicare, creating false mortality studies, and falsifying death certificates. The United States is not a party to the lawsuit and the court has not yet ruled on the merits of this case.

      The Committee believes that significant changes must be made to address the serious economic issues facing Tenet. In the Committee’s view, the operating results described above are evidence of a broken Tenet that cannot reach its full potential without refocusing on quality of patient care, physician relationships, improved occupancy and internally generated growth. The Committee’s nominees for director pledge to focus on Tenet’s financial health by endeavoring to improve the Company in those areas and by exploring ways to reduce the Company’s debt load, speed up collections on accounts receivable, and improve the Company’s cash flow. No assurances can be given that the Committee’s nominees, if elected, will be successful in achieving those results.

Exorbitant Executive Compensation and Bloated Management

      Given the Company’s financial performance, the Committee believes that the compensation received by Tenet’s chief executive is exorbitant. CEO Jeffrey Barbakow’s fiscal 1999 compensation, including the value of his options, was approximately $22.5 million. Mr. Barbakow’s fiscal 2000 compensation was lower, $3,056,182, because he received no options that year. For the most recently reported fiscal years, Mr. Barbakow’s cash compensation was more than three times higher than the highest cash compensation of any of the CEOs at the other Index companies and his total compensation was the highest, excluding consideration of any restricted stock or option grants, and/or any loan forgiveness extended to Mr. Barbakow or to other Index CEOs. Indeed, HCA’s CEO elected to serve for the cost of benefits only in fiscal 1999.

      The retirement package received by Michael H. Focht, who stepped down as Tenet’s President and Chief Operating Officer in May 1999, provides another example of excessive executive compensation at Tenet. According to the Company’s 1999 and 2000 Proxy Statements, Mr. Focht receives an estimated benefit in the range of $486,000 to $594,000 annually for ten years following his retirement, less undisclosed adjustments for benefits from the Company’s 401(k) plan, Deferred Compensation plan, and Social Security. In addition, Mr. Focht receives a monthly gross fee of $43,666 — $523,992 annually — for three years under a consulting and non-competition agreement with Tenet. The Company’s disclosures do not reveal the extent of the consulting services provided by Mr. Focht under this agreement.

      In considering Tenet’s executive compensation, shareholders must also take into account the financial and business costs of maintaining Tenet’s headquarters in Santa Barbara, an affluent coastal enclave where Mr. Barbakow and other senior managers reside, as well as a Dallas-based operations center. That decision not only necessitates that Tenet maintain an expensive fleet of private jets but also isolates senior management from Tenet’s real operations and contributes to the inadequate financial performance recited above. Other hospital companies have placed their headquarters in centrally located cities where, the Committee believes, tested and experienced hospital company managers are more readily available and where hands-on oversight of hospital properties is feasible and far less expensive.

      The Committee believes that the Company has a bloated management structure. Despite the fact that Tenet’s hospitals are of similar size to HCA’s, in fiscal 1999, Tenet employed 11 management/support personnel per hospital, about 57% more than HCA, which employed only 7 management/ support personnel per hospital. Tenet also employed 968 people per hospital during the same period, about 19% more than the 812 persons per hospital employed by HCA.

      The Committee’s slate of directors is committed to exploring an across-the-board reduction in executive compensation, putting in place financial incentives to promote better management (such as tying executive compensation to the Company’s real economic performance), relocating the corporate headquarters to a centrally located city, reducing excessive corporate staff, and proposing other cost containment initiatives. No assurances can be given that the Committee’s nominees, if elected, will be successful in achieving those results.

Poor Corporate Governance Practices

      The Committee also believes that the Company has poor corporate governance practices. At the last two annual shareholders meetings, the shareholders voted to recommend that the Board eliminate the staggered system of electing directors (by a vote of more than 71% in 1998 and by almost 62% in 1999). Yet the Board has, twice, defiantly refused to follow the shareholders’ directive to take action to declassify itself. The

Committee believes that the directors, who own less than 0.5% of the Company’s outstanding common stock, should not defy the wishes of the vast majority of Tenet’s shareholders. Compounding the problem is the fact that the Company is still incorporated in Nevada, where, in the Committee’s view, shareholder rights are less defined and developed than they are in other jurisdictions such as Delaware. The Company’s By-Laws also include supermajority voting requirements that serve to entrench Board incumbents and make change difficult.

      Moreover, with the exception of directors added to the Board in connection with mergers and acquisitions, the Company has consistently appointed new directors by a vote of the Board rather than by submitting them for an initial election by the shareholders. According to the Company’s Proxy Statements from 1995 to 2000, Tenet has done this four times in the past five years.

      Research suggests that companies with good corporate governance are more attractive to investors and that companies incorporated in Delaware enjoy enhanced value. The Committee’s slate of directors therefore supports amending the Charter and By-Laws to eliminate the staggered Board and super-majority voting requirements and reincorporating the Company in Delaware, where shareholders have greater protection.

      Fundamental changes in the way the Company conducts business are long overdue. As explained above, the Committee believes that the Company’s poor financial performance, exorbitant executive compensation, bloated management, and poor corporate governance practices have depressed the potential value of the Company’s stock. The Committee also believes that any resolution of Tenet’s many problems will require the participation of new directors who are committed to representing the long-term interests of Tenet stockholders and to maximizing the Company’s value for all shareholders.

      To this end, the Committee proposes to elect M. Lee Pearce, M.D., Michael E. Gallagher, Ambassador Joseph M. Rodgers, and Claire S. Farley to serve on Tenet’s Board of Directors (with Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting).

NOMINEES

      The Committee believes that Dr. Pearce, Mr. Gallagher, Ambassador Rodgers, and Ms. Farley will be the type of independent, effective directors that Tenet needs to protect shareholder interests and increase shareholder value. Each of the Committee’s nominees has consented to being named in the proxy statement and to serve as a director if elected.

M. Lee Pearce, M.D.

Age: 69

      M.  Lee Pearce, M.D. has for the past five years been a private investor. Dr. Pearce served as a board member of American Medical International (NYSE: AMI) from 1988 to 1989 before its 1995 merger with National Medical Enterprises Inc. to form Tenet. In March 1993, he was elected to the board of directors of OrNda Health Corp. (NYSE: ORN), where he served until Tenet acquired OrNda in January 1997. Dr. Pearce also served as a board member of Ivax Corporation (AMEX: IVX) from December 1989 to February 1997. In addition, Dr. Pearce is the founder of three hospitals and was actively involved in the day-to-day administration and operation of four hospitals in Florida from 1960 to 1985. Since April 1999, Dr. Pearce has been Chairman of the Board of Le@P Technology, Inc. (OTC: LPTC), a company that will make acquisitions or strategic investments in the healthcare, life sciences, and information technology areas.

      Dr. Pearce received his B.A. from Temple University in Philadelphia, Pennsylvania, his M.D. from Hahnemann Medical College in Philadelphia, and his J.D. from the University of Miami School of Law in Coral Gables, Florida. He is a member of the Board of Fellows of the Harvard Medical School and on the Board of Trustees of the University of Miami. He serves as a pro bono consultant to the Mayo Foundation and Mayo Medical Ventures.

Michael E. Gallagher

Age: 50

      Michael E. Gallagher is a partner in Shamrock Investments, L.L.C. (“Shamrock”), a provider of advisory services to health care and other businesses. Mr. Gallagher has held this position for at least the past five years. At Shamrock, Mr. Gallagher’s clients have included, among others: Blue Cross of California; Lincoln National Corporation; The Foothill Group, Inc.; Western Health Plans; Beach Street of California, Inc.; Calver Corporation; Preferred Health Network; and Unihealth. He served as a director of Health Systems International, Inc. at the time it was listed on the NYSE, from 1994-97. From 1995 to 1996, Mr. Gallagher was also Chairman, President, and CEO of Health Net, which was then California’s second largest provider of managed health care services, with over 1.3 million members.

      Before co-founding Shamrock, Mr. Gallagher held various positions with American Medical International from 1980 to 1987. As Group Vice President — Director of Corporate Development, Financial Planning and Controls for AMI, he was responsible for developing and executing the company’s strategic acquisitions.

      Mr. Gallagher became a C.P.A. in 1977. He was honorably discharged as an officer in the U.S. Marine Corps, having served from 1973-77. He received both his B.A. and M.B.A. from the University of Southern California in Los Angeles, California.

Ambassador Joseph M. Rodgers

Age: 66

      Ambassador Joseph M. Rodgers has an extensive background in business, politics, and government service and is currently the Chairman of The JMR Group, an investment firm. Ambassador Rodgers has held his position at JMR since 1984. He serves on the board of directors of the following publicly-traded companies: AMR Corporation/ American Airlines, Inc. (NYSE: AMR), Gaylord Entertainment Company (NYSE: GET), Lafarge Corporation (NYSE: LAF), SunTrust Bank, Nashville, N.A. (NYSE: STI), Towne Services, Inc. (NASDAQ: TWNE), and Tractor Supply Company (NasdaqNM: TSCO).

      Ambassador Rodgers served on the President’s Foreign Intelligence Advisory Board from 1981 until 1985, and served on the U.S. Trade Representative’s Foreign Investment Advisory Committee from 1990 until 1993. He was the Finance Chairman of the Republican National Committee from 1979 to 1981 and the National Finance Chairperson of the 1984 Reagan-Bush campaign. From 1985 until 1989, he served as the United States Ambassador to France, where President Francois Mitterrand awarded him the rank of Grand Officier of the Legion of Honor. In 1966, Ambassador Rodgers founded the Rodgers Companies, a general contracting firm specializing in the construction of for-profit hospitals. He sold the Rodgers Companies in 1979, and it is now Centex Rodgers Construction Company. He received his B.S. in Civil Engineering from the University of Alabama in Tuscaloosa, Alabama.

Claire S. Farley

Age: 41

      Ms. Farley is President and CEO of Information Diagnostics, Inc., which offers medical diagnosis software and chronic condition management tools over the Internet. Ms. Farley has held these positions since September 1999. Before joining Information Diagnostics, Ms. Farley held various positions at Texaco. From January to September 1999, she was President of Worldwide Exploration and New Ventures of Texaco, Inc. There she was responsible for adding new gas and oil resources through global exploration and acquisitions. From January 1997 to January 1999, Ms. Farley served as President of Texaco North America Production, overseeing approximately 680,000 barrels of oil equivalent daily production, 5,000 employees, $1 billion in capital investment and $25 billion in revenue. From February 1996 until December 1996, Ms. Farley was CEO of Hydro Texaco, Inc. in Copenhagen, Denmark, where she led a joint venture between Texaco and Norsk Hydro to sell petroleum products in Scandinavia. Ms. Farley served as the Assistant to the Chairman and CEO of Texaco, Inc. from April 1994 until February 1996.

      Ms. Farley was elected to the board of directors of Boise Cascade Corporation (NYSE: BCC) on July 27, 2000. In February 2000, she was elected to the board of eNersection.com, a privately-held, business-to-business Internet company connecting suppliers and purchasers of oilfield services. In 1998, Ms. Farley was named one of the fifty most powerful women in American business by Fortune Magazine. She received her B.S. from Emory University in Atlanta, Georgia.

      If the Committee’s nominees are elected and take office as directors, they intend to discharge their duties in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

SHARES OWNED BY NOMINEES

      The table below shows the amount of Tenet’s outstanding common stock beneficially owned by the Committee’s nominees.

	Amount and Nature	Percent
	of Beneficial	of
Name and Address	Ownership	Class

M. Lee Pearce, M.D.(1)	250,042 shares(2)	0.079%

Michael E. Gallagher(3)	0	—

Ambassador Joseph M. Rodgers(4)	0	—

Claire S. Farley(5)	0	—

(1)	Dr. Pearce’s business address is: 11880 Bird Road, Miami, Florida 33175.

(2)	10,042 shares are held by Dr. Pearce in his own name; 240,000 shares are held in trust in the name of Bear, Stearns.

(3)	Mr. Gallagher’s business address is: Shamrock Investments, L.L.C., 12471 Promontory Road, Los Angeles, California 90049.

(4)	Ambassador Rodgers’ business address is: The JMR Group, 2000 Glen Echo Road, Suite 101, Nashville, Tennessee 37215-8838.

(5)	Ms. Farley’s business address is: Information Diagnostics, Inc., 7227 Fannin, Suite 200, Houston, Texas 77030.

      The Dr. M. Lee Pearce Foundation (the “Foundation”), a private tax-exempt organization founded by Dr. Pearce, and of which Dr. Pearce is Chairman, has also owned Tenet common stock. Dr. Pearce owns, and the Foundation has owned, all shares free of debt. The following table shows the Foundation’s purchases and sales of Tenet stock within the past two years:

The Dr. M. Lee Pearce Foundation

Shares of Tenet
Common Stock	Purchase Date	Sale Date

10,000	Feb. 11, 1999	—

10,000	Feb. 12, 1999	—

15,000	Mar. 3, 1999	—

10,000	Apr. 1, 1999	—

15,000	Apr. 7, 1999	—

(25,000)	—	Apr. 13, 1999

(10,000)	—	Apr. 14, 1999

(3,000)	—	Apr. 21, 1999

(7,000)	—	May 6, 1999

(5,000)	—	May 7, 1999

(10,000)	—	May 11, 1999

20,000	Feb. 28, 2000	—

(20,000)	—	Apr. 18, 2000

      Except as described above, none of the Committee’s nominees have purchased or sold Tenet securities within the past two years.

SHARES OWNED BY CERTAIN SHAREHOLDERS

      According to the Company’s Proxy Statement, filed August 15, 2000, four entities each beneficially owned more than five percent of Tenet’s outstanding common stock. The Committee knows of no other shareholder who beneficially owns more than 5 percent of Tenet’s outstanding common stock.

	Amount and Nature of	Percent of Class
Name and Address	Beneficial Ownership	As of July 31, 2000

The Prudential Insurance Co. of America	23,315,253 shares held directly	7.41%
751 Broad Street
Newark, NJ 07102-3777

AXA Financial, Inc. and affiliates	20,246,122 shares held directly	6.43%
1290 Avenue of the Americas,
New York, NY 10104

Oppenheimer Capital	18,825,077 shares held directly	6.08%
1345 Avenue of the Americas
New York, New York 10105

Wellington Management Company, LLP	16,496,900 shares held directly	5.24%
75 State Street
Boston, MA 02109

LEGAL PROCEEDINGS

      There are no material pending legal proceedings in which any of the nominees or any other participant or any of their respective associates is a party adverse to Tenet or any of its affiliates or in which any of the nominees or any other participant or any of their respective associates has an interest adverse to Tenet or any of its affiliates. M. Lee Pearce, M.D. has an indirect, beneficial interest in entities involved in litigation over a cross-parking agreement with Tenet and Tenet subsidiaries in Florida. Although Dr. Pearce believes the litigation is not material to him or Tenet, he has placed his interests in the entities in an irrevocable trust. The dispute concerns matters with a value in excess of $60,000; on a few occasions in the past, the parties had general, preliminary discussions about settling the litigation, but negotiations had ended unsuccessfully at the time Dr. Pearce put his interests into the irrevocable trust.

POTENTIAL CONFLICTS OF INTEREST

      None of the Committee’s nominees contemplate the establishment of any business relationship with Tenet other than to serve as a director if elected, or the institution of any legal proceedings against Tenet at any time in the future. Dr. Pearce, Mr. Gallagher, and Ms. Farley each have a substantial ownership interest in, or control of, health care businesses that could potentially be in a position to receive business proposals from, tender business proposals to, or become involved in litigation with, the Company. However, the Committee believes that these relationships enhance the nominees’ qualifications to serve as directors of the Company and do not present a conflict of interest. If elected, the Committee’s nominees would expect to recuse themselves from any votes involving a conflict of interest between the Company and the nominees’ outside business concerns. The Committee’s nominees would also expect the Company’s Audit Committee to monitor any such conflict to ensure that the integrity of the Company’s operations is not compromised.

      According to the Company’s Proxy Statement, the Audit Committee’s primary duties are to monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance, to monitor the independence and performance of the Company’s outside auditors and internal audit services department, and to provide an avenue of communication among the outside auditors, management, the internal audit services department and the Board. None of the members of the Audit Committee may be officers or employees of the Company.

VOTING AND PROXY PROCEDURES

      The Company’s Board of Directors has fixed the close of business on August 10, 2000 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Only shareholders of record as of August 10, 2000 are entitled to vote at the Annual Meeting.

      The Board is divided into three classes of directors, Class 1, Class 2, and Class 3. At each annual meeting, on a rotating basis, shareholders elect the members of one of the classes for a three-year term. Class 3 will stand for election at this year’s Annual Meeting.

      Based on publicly available information, the Committee believes that the only outstanding class of securities of Tenet Healthcare Corporation are shares of Tenet’s common stock. According to Tenet’s Proxy Statement, as of the record date, there were 315,700,722 shares of Tenet common stock issued and outstanding.

      Election of each nominee by the shareholders requires the affirmative vote of a plurality of the votes cast by holders of shares entitled to vote in the election at the Annual Meeting, provided that a quorum is present. A vote to withhold authority for a nominee will count as a vote against that nominee. Unless marked to the contrary, proxies returned to the Committee will be voted “FOR” the election of each of the Committee’s nominees at the Annual Meeting. Votes may not be cumulated.

      Any shareholder executing a proxy has the power to revoke it at any time before it is voted. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and/or by voting in person. If you have already executed the Company’s proxy card, you may revoke that proxy by executing the enclosed GOLD proxy card and returning it to the Committee.

      The Committee urges all shareholders to attend the Annual Meeting in person. If you are unable to attend in person and wish to have your shares voted, please sign and date the enclosed GOLD proxy card, and return it in the postage-paid envelope as promptly as possible. By returning the enclosed GOLD proxy card, shareholders will be able to vote on the nomination of M. Lee Pearce, M.D., Michael E. Gallagher, Ambassador Joseph M. Rodgers, and Claire S. Farley to serve on the Board of Directors (with Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting).

      PLEASE SIGN, DATE AND RETURN TODAY THE ENCLOSED GOLD PROXY CARD TO:

           The Tenet Shareholder Committee

c/o Innisfree M&A Incorporated
FDR Station, P.O. Box 5157
New York, NY 10150-5157

      If any of the Committee’s nominees become unavailable, the proxies received by the Committee will be voted for the remaining nominees or for a substitute nominee selected by the Committee.

      PLEASE VOTE TO ELECT THE COMMITTEE’S NOMINEES — M. LEE PEARCE, M.D., MICHAEL E. GALLAGHER, AMBASSADOR JOSEPH M. RODGERS, AND CLAIRE S. FARLEY. (Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting.)

SOLICITATION INFORMATION

      The Committee and Dr. Pearce have retained Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation. Under the agreement with Innisfree, Innisfree will receive a fee estimated not to exceed $250,000, plus reimbursement for its reasonable out-of-pocket expenses. M. Lee

Pearce, M.D. has agreed to indemnify Innisfree against certain liabilities and expenses. Innisfree may employ up to 25 to 30 people in connection with the solicitation of proxies for the Annual Meeting. Proxies will be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person.

      To bear the costs of the solicitation, Dr. Pearce formed and is funding the Tenet Shareholder Committee, L.L.C. The Committee does not own any Tenet securities. It maintains a registered office at: Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. The anticipated costs of the solicitation are approximately $2 to $2.5 million. The total expenditures to date in preparation for the solicitation of shareholders are approximately $700,000. The Committee and Dr. Pearce currently intend to seek reimbursement from Tenet for the reasonable expenses in connection with this solicitation but do not expect to submit the matter to a vote of security holders, unless required by law.

OTHER MATTERS AND ADDITIONAL INFORMATION

      Except as described above, none of the nominees or any other participant or any associate of the nominees, directly or indirectly owns any securities of Tenet or any subsidiary of Tenet beneficially or of record, has the right to acquire beneficial ownership within 60 days, or has purchased or sold such securities within the past two years.

      Except as described above, none of the nominees or any other participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, except for the election of directors.

      No part of the purchase price of any of the shares of common stock beneficially owned by any of the nominees or any other participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

      Except as described above, none of the nominees or any other participant is, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of Tenet.

      Except as described above, none of the nominees has engaged in any transaction or series of transactions since the beginning of Tenet’s last fiscal year or has currently proposed any transaction, to which Tenet or any of its subsidiaries is a party, where the amount involved was in excess of $60,000.

      Except as described above, none of the nominees has been indebted to Tenet or any of its subsidiaries at any time since the beginning of Tenet’s last fiscal year.

      Except for the arrangements described above, none of the nominees or any other participant or any associate of the nominees, has any arrangement or understanding with any person (A) with respect to any future employment by Tenet or (B) with respect to any future transactions to which Tenet or any of the affiliates will or may be a party.

      Except as described above, none of the nominees or any other participant holds any position or office with Tenet or any parent, subsidiary, or affiliate of Tenet, and none of the nominees or any other participant has ever served as a director of Tenet or any parent, subsidiary, or affiliate of Tenet.

      None of the nominees or any other participant has any family relationship, by blood, marriage, or adoption, to any director, executive officer, or person nominated or chosen by Tenet to become a director or executive officer of Tenet. During the last three fiscal years, no compensation was awarded to, earned by, or paid to any of the nominees or any other participant by any person for any services rendered in any capacity to Tenet or its subsidiaries.

      Aside from the formation of the Committee by Dr. Pearce, none of the nominees or any other participant has any arrangement or understanding with any nominee or any other person pursuant to which the nominations were made, other than each nominee’s agreement to be nominated and to serve as a director if elected.

      The Committee is not aware of any business other than as set forth in this Proxy Statement and Tenet’s proxy materials that will be presented at the Annual Meeting. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

      The information concerning Tenet contained in this Proxy Statement has been taken from, and is based upon, publicly available information.

SHAREHOLDER PROPOSALS

      According to the Company’s year 2000 Proxy Statement, any proposals by security holders intended to be presented at the 2001 annual meeting and included in the Company’s proxy materials relating to that meeting must be received by the Company by April 17, 2001. Any such proposal must comply with Rule 14a-8 of the Securities and Exchange Commission. Proposals not received by that date will not be included in the Company’s fiscal year 2001 proxy materials.

      To nominate a candidate for director or to propose other business at the 2001 annual meeting, the shareholder must give the Company written notice between June 13, 2001 and July 13, 2001. Such notice must comply with the requirements of Sections 1.10 and 2.4 of the Company’s Bylaws.

      Proposals that do not comply with the foregoing requirements may not be presented at the annual meeting.

IMPORTANT

      Your vote is important. No matter how many shares you own, please give us your proxy FOR the election of the Committee’s nominees by taking the following steps:

1. SIGN the enclosed GOLD proxy card;

2. DATE the enclosed GOLD proxy card;

3. MAIL the enclosed GOLD proxy card TODAY in the envelope provided (no postage is necessary if mailed in the United States); or

4. CONTACT your broker and instruct the broker to execute a GOLD proxy card FOR the election of the Committee’s nominees.

      If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, the Committee recommends that you contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your shares.

      If you have any questions or require additional information, please contact The Tenet Shareholder Committee, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5157 New York, NY 10150-5157. You can also contact Innisfree by calling toll free 1(888)750-5834, or by e-mail at: info@innisfreema.com.

      PLEASE VOTE FOR M. LEE PEARCE, M.D., MICHAEL E. GALLAGHER, AMBASSADOR JOSEPH M. RODGERS, AND CLAIRE S. FARLEY. (Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting.)

Sincerely,

M. Lee Pearce, M.D. and
the Tenet Shareholder
Committee, L.L.C.

PRELIMINARY COPY, SUBJECT TO COMPLETION
DEFINITIVE COPY INTENDED TO BE RELEASED

TO SECURITY HOLDERS ON OR ABOUT SEPTEMBER 4, 2000

TENET HEALTHCARE CORPORATION
2000 ANNUAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED BY THE
TENET SHAREHOLDER COMMITTEE, L.L.C.

The undersigned hereby appoints M. Lee Pearce, M.D. and Michael E. Gallagher, and each of them, as attorneys and agents with full power of substitution as proxy of the undersigned at the 2000 Annual Meeting of Shareholders of Tenet Healthcare Corporation (“Tenet” or the “Company”), to be held at 9:30 a.m. local time on October 11, 2000, at the Regent Beverly Wilshire Hotel in Beverly Hills, California, or at any postponement or rescheduling, and to vote all shares of common stock of Tenet Healthcare Corporation that the undersigned would be entitled to vote if personally present. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

THE TENET SHAREHOLDER COMMITTEE RECOMMENDS VOTING FOR M. LEE PEARCE, M.D., MICHAEL E. GALLAGHER, AMBASSADOR JOSEPH M. RODGERS, AND CLAIRE S. FARLEY. (Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting.)
VOTING

[X] PLEASE MARK YOUR VOTES AS IN THIS EXAMPLE

This proxy is for the election of the following nominees to the Board of Directors:

M. Lee Pearce, M.D.	Michael E. Gallagher	Ambassador Joseph M. Rodgers	Claire S. Farley

[ ] Vote For All Nominees	[ ] Withhold Authority to Vote for All Nominees	[ ] Exceptions

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE “EXCEPTIONS” BOX AND STRIKE A LINE THROUGH THAT NOMINEE’S NAME.)

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED HEREIN. WHERE NO VOTING INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR M. LEE PEARCE, M.D., MICHAEL E. GALLAGHER, AMBASSADOR JOSEPH M. RODGERS, AND CLAIRE S. FARLEY. (Ms. Farley to serve only if four director positions are subject to election at the Annual Meeting.)

In their discretion, Dr. Pearce and Mr. Gallagher are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment, postponement or rescheduling, about which the shareholders were not made aware within a reasonable time before this solicitation.

Please date and sign this proxy exactly as your name appears hereon:

Dated: ______________________________, 2000

(Signature)

(Signature, if held jointly)

(Title)

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

   PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE PROVIDED.